SO
3/3/03

VF2-27-03

03002536

ITED STATES
) EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED FEB 24 2003 SEC PROCESSING SECTION WASH., D.C. 155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47517

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

W. C. Smith & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23 Cleveland Street
(No. and Street)

Greenville (City) South Carolina (State) 29602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Welton C. Smith (864) 235-1222
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Byerley & Payne, CPA,PA
(Name — *if individual, state last, first, middle name*)

114 West North First Street (Address) Seneca (City) South Carolina (State) 29678 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Welton C. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W. C. Smith & Co., Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Title

Notary Public

My Commission Expires May 18, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W. C. Smith & Co., Inc.
Greenville, South Carolina

Financial Statements and Independent Auditors' Report
For the Year Ended December 31, 2002

Byerley & Payne
Certified Public Accountants, P.A.

W. C. Smith and Co., Inc.
Greenville, South Carolina
December 31, 2002

Table of Contents

MEMBER OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
AND
SOUTH CAROLINA ASSOCIATION
OF CERTIFIED PUBLIC ACCOUNTANTS

Byerley & Payne

CERTIFIED PUBLIC ACCOUNTANTS, P.A.
114 WEST NORTH FIRST STREET
SENECA, SC 29678
TELEPHONE: (864) 882-1937 FAX: (864) 882-1938
E-mail map@innova.net

NEIL E. BYERLEY (Retired)
MARK A. PAYNE, CPA

Independent Auditors' Report

Board of Directors
W. C. Smith & Co., Inc.

We have audited the accompanying statement of financial condition of W. C. Smith & Co., Inc. as of December 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W. C. Smith & Co., Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Byerley & Payne, CPA, PA

Byerley & Payne, CPA, PA

Seneca, South Carolina
January 14, 2003

W. C. Smith and Co., Inc.
Greenville, South Carolina
Statement of Financial Condition
December 31, 2002

Assets

Cash	$ 96,234
Commissions Receivable	30,128
Cash Deposit with Clearing Broker	15,000
Investments	10,300
Equipment at Cost Less Accumulated Depreciation of $6,295	868
Other Assets	1,745
Total Assets	$ 154,275

Liabilities and Stockholder's Equity

Liabilities:	
Commissions Payable	$ 81,056
Retirement Payable	44,853
Payroll Withholdings and Taxes Payable	321
Total Liabilities	126,230
Stockholder's Equity:	
Common Stock, $1 Par Value	
Authorized 100,000, Issued 1,000	1,000
Additional Paid In Capital	24,892
Retained Earnings	2,153
Total Stockholder's Equity	28,045
Total Liabilities and Stockholder's Equity	$ 154,275

The accompanying notes are an integral part of these financial statements.

W. C. Smith and Co., Inc.
Greenville, South Carolina
Statement of Income
For the Year Ended December 31, 2002

Revenues:	
Commissions	$ 1,480,753
Miscellaneous	44,782
Interest	4,233
Total Revenues	1,529,768
Expenses:	
Commissions and Wages	1,243,060
Clearing Fees	114,782
Retirement Expense	44,853
Licenses, Fees and Insurance	59,133
Office Expense	6,628
Telephone and Communications	5,780
Rent	12,600
Payroll Taxes	12,638
Research and Other Expense	1,308
Seminars and Education	1,026
Legal and Accounting	8,248
Travel and Meals	3,332
Dues and Subscriptions	4,632
Contracted Services	778
Depreciation	289
Miscellaneous	4,782
Total Expenses	1,523,869
Net Income (Loss)	$ 5,899

The accompanying notes are an integral part of these financial statements.

W. C. Smith and Co., Inc.
Greenville, South Carolina
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2002

	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance at Beginning of Period	1,000	$ 1,000	$ 24,892	$ (1,539)	$ 24,353
Issuance of Common Stock	-	-	-	-	-
Additional Paid In Capital	-	-	-	-	-
Net Income (Loss)	-	-	-	5,899	5,899
Distributions	-	-	-	(2,207)	(2,207)
Balance at End of Period	1,000	$ 1,000	$ 24,892	$ 2,153	$ 28,045

The accompanying notes are an integral part of these financial statements.

W. C. Smith and Co., Inc.
Greenville, South Carolina
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash Flows from Operating Activities:		
Net Income (Loss)		$ 5,899
Adjustments to Reconcile Net Income to Net Cash Provided (Used) by Operating Activities:		
Depreciation	$ 289	
Increase in Commissions Receivable	(1,689)	
Increase in Other Assets	(1,474)	
Increase in Commissions Payable	24,601	
Decrease in Payroll Withholdings and Taxes Payable	(140)	
Increase in Retirement Payable	24,319	
Total Adjustments		45,906
Net Cash Provided (Used) by Operating Activities		51,805
Cash Flows from Investing Activities:		
Purchase of Equipment	-	
Net Cash Provided (Used) by Investing Activities		-
Cash Flows From Financing Activities:		
Payment of Distributions	(2,207)	
Net Cash Provided (Used) by Financing Activities		(2,207)
Increase in Cash		49,598
Cash at Beginning of Period		46,636
Cash at End of Period		$ 96,234

The accompanying notes are an integral part of these financial statments.

W. C. Smith and Co., Inc.
Greenville, South Carolina
Notes to Financial Statements
December 31, 2002

Note 1 - Organization and Nature of Business:

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. It was formed under the laws of South Carolina. The Company clears all trades through a clearing broker and no customer accounts are carried on its books.

Note 2 - Significant Accounting Policies:

Basis of Accounting
The Company uses the accrual basis of accounting. Commissions and related clearing expenses are recorded on a trade date basis. All other material revenue and expense is recorded when earned or incurred.

Investments
Investments in debt and equity securities with readily available market values are recorded at market value. Securities that do not have readily available market prices are carried at cost.

Depreciation
Depreciation is provided on a straight-line basis using an estimated useful life of five years. Depreciation expense for 2002 totaled $289.

Income Taxes
The Company has elected to have the earnings taxed under Section 1362 of the Internal Revenue Code and similar provisions of South Carolina law which provide that in lieu of corporate income taxes the stockholder is taxed on his proportionate share of the Company's earnings.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Deposit With Clearing Organization:

The contract with the clearing agent requires the Company to maintain a clearing deposit of $15,000 with the clearing agent. At year end, the Company was in compliance with this provision.

Note 4 - Concentrations of Credit Risk:

Commissions receivable are due from the Company's clearing agent and various mutual funds.

W. C. Smith and Co., Inc.
Greenville, South Carolina
Notes to Financial Statements
December 31, 2002

Note 5 – Investments:

The Company participated in a private placement offering by the NASDAQ Stock Market, Inc. A total of 800 warrants were purchased at a cost of $10,300. Each warrant will entitle the Company to purchase 4 shares of the NASDAQ Stock Market, Inc. at a predetermined price beginning June 28, 2002. At year end, the warrants had no readily available market price and therefore, are recorded at cost.

Note 6 - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Equity capital cannot be withdrawn through company stock repurchases, dividends, and unsecured loans to the stockholder if such withdrawals would reduce net capital below 120% of the minimum net capital requirement. At December 31, 2002, the Company had net capital of $15,132, which was $6,717 in excess of its required net capital of $8,415. The Company's net capital ratio was 8.34 to 1.

Note 7 - Operating Lease:

The Company leases office space on a month-to-month basis. The monthly lease cost is $1,050. Rent expense totaled $12,600 in 2002.

Note 8 – Retirement Plan:

The Company has established a Simplified Employee Pension Plan. All employees who are twenty-one-years-old, who have $450 in wages, and who have worked three years for the Company are eligible to participate. Retirement expense totaled $52,169 in 2002.

Schedule 1

W. C. Smith and Co., Inc.
Computation of Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission
December 31, 2002

Net Capital	
Total Stockholder's Equity	$ 28,045
Deductions:	
Nonallowable Assets	(12,913)
Net Capital	$ 15,132
Aggregate Indebtedness	
Items Included in Statement of Financial Condition:	
Payroll Withholdings and Taxes Payable	$ 321
Commissions Payable	81,056
Retirement Payable	44,853
Total Aggregate Indebtedness	$ 126,230
Computation of Basic Net Capital Requirement	
Minimum Net Capital Required	$ 8,415
Excess Net Capital at 1,500 Percent	$ 6,717
Excess Net Capital at 1,000 Percent	$ 2,509
Ratio: Aggregate Indebtedness to Net Capital	8.34 to 1
Reconciliation of Company's Computation of Net Capital:	
Net Capital as Reported in Company's Part II Focus Report	$ 15,132
Adjustments:	
None	-
Net Capital Per Above	$ 15,132

See accountants' audit report.

MEMBER OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
AND
SOUTH CAROLINA ASSOCIATION
OF CERTIFIED PUBLIC ACCOUNTANTS

Byerley & Payne

CERTIFIED PUBLIC ACCOUNTANTS, P.A.
114 WEST NORTH FIRST STREET
SENECA, SC 29678
TELEPHONE: (864) 882-1937 FAX: (864) 882-1938
E-mail map@innova.net

NEIL E. BYERLEY (Retired)
MARK A. PAYNE, CPA

Report on Internal Control Structure Required by Sec Rule 17a-5 For a Broker-Dealer Claiming an Exemption from Sec Rule 15c3-3

Board of Directors
W. C. Smith & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedules of W. C. Smith & Co., Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation on the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Byerley & Payne, CPA, PA

Byerley & Payne, CPA, PA

Seneca, South Carolina
January 14, 2003